Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-244971

6,000,000 Depositary Shares Each Representing a 1/40th Interest
in a Share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series B
(liquidation preference $1,000 per share (equivalent to $25 per Depositary Share))

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” and “Description of Depositary Shares” in the preliminary prospectus supplement, dated November 12, 2020, to the prospectus dated August 12, 2020.

Issuer:	Cullen/Frost Bankers, Inc.
Securities Offered:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of 4.450% Non-Cumulative Perpetual Preferred Stock, Series B of the Issuer (the “Preferred Stock”)
Expected Ratings (Moody’s/ S&P)*:	Baa2 (stable)/ BBB- (negative)
Number of Depositary Shares	6,000,000 Depositary Shares
No Option to Purchase Additional Shares	The underwriters will not have an option to purchase any additional Depositary Shares
Aggregate Liquidation Preference	$150,000,000
Dividend Rate (Non-Cumulative):	4.450% per annum, only when, as, and if declared
Dividend Payment Dates:	March 15, June 15, September 15 and December 15, commencing March 15, 2021
Day Count	30/360
Maturity Date:	Perpetual
Optional Redemption:	The Issuer may redeem the Preferred Stock at its option (i) in whole or in part, from time to time, on any dividend payment date on or after December 15, 2025, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, as defined in the preliminary prospectus supplement dated November 12, 2020, in either case, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date.

In the event of a redemption of the Preferred Stock, the Depositary, as defined in the preliminary prospectus supplement dated November 12, 2020, is expected to redeem a proportionate number of Depositary Shares.

The holders of the Depositary Shares will not have the right to require redemption.
Listing:	The Issuer intends to apply to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “CFR PrB.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the initial delivery of the Depositary Shares.
Trade Date:	November 12, 2020
Settlement Date**:	November 19, 2020 (T+5)
Public Offer Price:	$25.00 per Depositary Share
Underwriting Discounts and Commissions	$0.591325 per Depositary Share†
Net Proceeds to Issuer (before offering expenses):	$146,452,050
CUSIP/ISIN for the Depositary Shares:	229899 307 / US2298993070
Joint Book-Running Managers:	Morgan Stanley & Co. LLC BofA Securities, Inc. Goldman Sachs & Co. LLC
Co-Managers:	J.P. Morgan Securities LLC Piper Sandler & Co. Keefe, Bruyette & Woods, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**	The issuer expects that delivery of the Depositary Shares will be made against payment therefor on or about November 19, 2020, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares before their delivery hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their own advisors.
†	Reflects 2,478,000 Depositary Shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.3125 per Depositary Share, and 3,522,000 Depositary Shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per Depositary Share.
The Preferred Stock and Depositary Shares are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, BofA Securities, Inc. toll free at 1-800-294-1322, or Goldman Sachs & Co. LLC toll free at 1-866-471-2526.